[Letterhead of Sutherland Asbill & Brennan LLP]

February 28, 2013

VIA EDGAR

John M. Ganley, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             New Mountain Finance Corporation and

New Mountain Finance Holdings, L.L.C.

Registration Statement on Form N-2 Filed on January 10, 2013

File Nos. 333-185955 and 333-185954

Dear Mr. Ganley:

On behalf of New Mountain Finance Corporation (the “Fund”) and New Mountain Finance Holdings, L.L.C. (the “Operating Company” and together with the Fund, the “NMF Funds”), in connection with the NMF Funds’ joint registration statement on Form N-2 (File Nos. 333-185955 and 333-185954), filed with the Securities and Exchange Commission (the “Commission”) on January 10, 2013 (the “Registration Statement”), the NMF Funds hereby confirm to the staff of the Division of Investment Management of the Commission that:

(i) each of the NMF Funds files annual, quarterly and other reports pursuant to Section 13 under the Securities Exchange Act of 1934, as amended, and all reports due thereunder have been filed;

(ii) for the fiscal year ended December 31, 2012, each of the NMF Funds reasonably and in good faith expects to report income attributable to such NMF Fund, after taxes but before extraordinary items and the cumulative effect of any change in accounting principles; and

(iii) for the fiscal year ended December 31, 2011, each of the NMF Funds reported income attributable to such NMF Fund, after taxes but before extraordinary items and the cumulative effect of any change in accounting principles.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:                                David Cordova / New Mountain Finance Corporation

John J. Mahon / Sutherland Asbill & Brennan LLP